Exhibit 99.9

WRIGHT EMPLOYEE FAQs

Key Terms and Definitions

Announcement Day: This is the day that we publicly announced the transaction (Monday, 11/4/19)

Day One: Day One marks the first day that Wright will operate as a subsidiary of Stryker. The actual date for Day One is still to be determined, but it will be when the transaction closes, which is anticipated in the second half of 2020.

Transition Period: The time period between announcement and Day One, during which the details of the integration process will be determined.

General & Transaction Rationale

Q1:	What is the strategic rationale for the deal?

A1:

Wright brings a highly complementary product portfolio and customer base to Stryker’s trauma and extremities business. With global sales approaching $1 billion, Wright is a recognized leader in the upper extremities (shoulder, elbow, wrist and hand), lower extremities (foot and ankle) and biologics markets, which are among the fastest growing segments in orthopaedics.

Wright’s leading upper extremity portfolio and advanced preoperative planning technology will significantly add to Stryker’s offering. Additionally, Wright’s lower extremity and biologics will complement Stryker’s portfolio and strengthen the company’s position in this high-growth segment.

Q2:	Who is Stryker and why are they acquiring Wright?

A2:

Stryker is one of the world’s leading medical technology companies offering innovative products and services in Orthopaedics, Medical and Surgical, and Neurotechnology and Spine that help improve patient and hospital outcomes. With approximately 36,000 employees worldwide, Stryker had 2018 sales of $13.6 billion and has delivered 39 straight years of sales growth. Stryker was also named one of the 25 World’s Best Workplaces for the third consecutive year by Fortune, in partnership with Great Place to Work.

Wright’s products complement Stryker’s existing orthopaedic product offering. The combination of offerings and Wright’s broad platform of upper extremities, lower extremities and biologics with Stryker’s current product line puts the combined company at the forefront of orthopaedic solutions.

Your hard work and unwavering commitment to our vision to be “Your First Choice in Extremities and Biologics” garnered Stryker’s admiration and interest in us as a company. Together, by merging our complementary strengths and collective resources into one organization, we will now be able to advance our broad platform of extremities technologies with a leading global healthcare products company that shares our vision of delivering breakthrough and innovative surgical solutions for improved patient outcomes. In addition, this combination provides the opportunity for further innovation to support extremities market growth and procedure penetration worldwide, while our employees are afforded the opportunity to be part of a larger organization with greater depth of resources for sustained success in our industry.

Q3:	Why is Wright selling at this time?

A3:

We believe that Stryker’s offer represents compelling value for Wright’s shareholders and that the completed transaction will result in important benefits supporting long-term growth and providing value for our customers, their patients and our employees.

Q4:	What are the deal terms?

A4:

Stryker has agreed to acquire Wright in an all-cash transaction with a total equity value of approximately $4.7 billion, including the value of convertible notes, and a total enterprise value of approximately $5.4 billion.

We expect the transaction to close in the second half of 2020.

Q5:	What are the transition plans? What is the timeline for combining the business operations of both companies?

A5:

A transition planning process is underway to determine the path forward and ensure a successful Day One. We are highly focused on ensuring that no business momentum is lost during the transition period. Until the transaction closes, Wright and Stryker must operate as two separate companies. A management team comprised of members from both companies will carefully plan so there will be a smooth transition when the transaction closes.

Q6:	Will more information be available for the transaction?

A6:

Stryker will be filing a Tender Offer Statement on Schedule TO and Wright will be filing a Solicitation/Recommendation Statement on Schedule 14D-9 in the coming weeks. Wright also intends to file a proxy statement in connection with an extraordinary general meeting of shareholders of Wright, at which the Wright shareholders will vote on certain proposed resolutions in connection with the transaction. These documents will provide more information on the transaction.

Wright Employee FAQs

Q7:	Will I have a job? Will there be any reduction-in-force because of the transaction?

A7:	Until the transaction closes, it is business as usual.

The integration to combine our current operations will involve detailed planning and deliberation. To support this integration, we have launched a rigorous planning process to determine our path to the future and plan out the details. Some employees may be asked to serve on integration planning teams. During the integration process, we will continue to operate as before, without interruption and with the same high level of service and support for the customers we serve.

It is critical that you continue to focus on achieving previously communicated business objectives and your individual performance goals. As the transition period progresses, we will continue to share further communications with you regarding potential changes, if any. Please recognize that we might not have all of the answers yet; however, we intend to communicate any information and updates as quickly as possible.

Q8:	Will this affect my employment contract or compensation?

A8:

At this time, there are no immediate changes to your contract or compensation. Leadership and the dedicated integration teams will be focused on developing integration plans addressing many important questions, such as this one.

Additional information will be provided in the upcoming weeks. Wright and Stryker intend to follow the legally required processes in all countries in order to comply with the law in each jurisdiction.

Q9:	What will happen to the Wright base pay, bonus and benefits (including health and welfare, paid time off, retirement, etc)? Any immediate changes? Changes after the transaction closes?

A9:

Prior to close of the transaction, no changes due the transaction are anticipated. Both companies are committed to providing a competitive compensation and benefits package that will allow them to continue to attract and retain great talent. This has been a keystone of success at both organizations. Stryker recognizes the value that Wright employees bring. A comprehensive Total Rewards analysis will be conducted and as the closing of the transaction approaches, more information will be communicated to Wright employees as to the integration and transition of benefit plans and offerings.

Q10:	What will happen to my PTO after the close of the acquisition?

A10:	The current PTO Policy will stay as is through the close of the acquisition. More information on after close benefits will be communicated prior to the close.

Q11:	Will the employee Incentive Bonus Plan change after the close of the acquisition?

A11:

The employee Incentive Bonus Plan will stay as is communicated by Wright through the close of the acquisition. More information on after-close incentive bonus plans will be communicated prior to or right after the close.

Q12:	Will employment tenure at Wright be recognized by Stryker?

A12:

Yes, eligible service with Wright including prior service with predecessor employers where such prior service is recognized by Wright, will be recognized by Stryker for purposes of vacation and certain other benefit plans and programs.

Q13:	What happens if my employment is terminated prior to the close of the transaction?

A13:	For terminations prior to close of the transaction, the conditions for termination currently in place by Wright at that time prevail.

Q14:	Will Wright stay in its current locations? Will employees from Stryker move to Wright?

A14:	It is expected that Wright will remain in its current locations until closing. Stryker may consider moving employees from other sites into Wright as part of the integration plan.

Q15:	When will we hear about the new Senior Leadership Team and where will they be located?

A15:

Until the transaction closes, Wright and Stryker will continue to operate separately. Until the transaction is completed, Wright expects no significant change in its existing operations. Each company will operate independently until the acquisition closes.

Q16:	Is my manager changing today?

A16:	No. Today, current reporting relationships will stay the same; you will continue to report to your current manager unless you are notified otherwise.

Q17:	Is the success of the planned acquisition based on synergies? If so, what are the synergy plans?

A17:

This is a complementary transaction that is based on growth. However, once we finalize the business strategy of the combined company, there will likely be certain operational overlaps and opportunities to drive operational efficiencies.

Q18:	Prior to the close, should I do anything different in my job?

A18:	No. It is business as usual.

Q19:	Prior to close, how should I interact with Stryker employees?

A19:

Before close, you should treat Stryker employees as you would any other person at another company. You must not share confidential or proprietary information and should continue to compete as normal in the market.

Q20:	What happens to our stock options, restricted stock units and performance stock units?

A20:

Until the proposed transaction closes, equity awards generally continue to vest according to their terms. Unexercised options that are in-the-money, both vested and unvested, will fully vest at close and be canceled in exchange for a cash payment. All unvested Restricted Stock Units and Performance Share Units will vest at close and be canceled in exchange for a cash payment as well. As we get closer to the closing date, employees with vested and unvested equity positions will be contacted with additional details on how these awards will be treated under the terms of the transaction.

Q21:	How and when will we determine our 2019 Incentive plan payout?

A21:	Our previously established 2019 incentive plan will remain in place.

Q22:	How will we determine 2020 incentive plan metrics?

A22:	Similar to years past, we will determine the set of metrics that will define our incentive plan when we enter 2020.

Q23:	What happens to our Vital Few initiatives?

A23:	This proposed transaction will have no impact on our previously established vital few initiatives.

Q24:	Who can I go to with questions related to Human Resources?

A24:

Please continue to use your current contacts for HR-related questions such as benefits, policies, time off plans, and disability. You can also contact your supervisor or find human resources information on your intranet site.

Q25:	Will the integration affect the employee stock purchase plan?

A25:	There will be no changes to existing employee stock purchase programs through the end of the current offering period ending December 31, 2019, after which further offering periods will not commence.

Q26:	Will the performance management process change?

A26:	Until the transaction is closed, the process for managing performance will remain the same. Please continue to deliver on your individual goals identified during the annual goal-setting process.

Q27:	Will the current educational assistance program at Wright be impacted?

A27:	Until the transaction is closed, there are no changes anticipated to the educational assistance program in place. Following the close, any changes will be communicated as they become available.

Q28:	Will my pension/retirement/401(k) program be affected?

A28:

Until the transaction is closed, there are no changes anticipated to existing pension/ retirement programs (including 401(k) plans in the U.S.). Following the close, any changes will be communicated as they become available.

Q29:	I am a hiring manager and have an open position on my team. Should I still fill this position?

A29:	Current restrictions on hiring already exist, so please review your openings with your local HR and leadership team for further direction.

Q30:	Is there any change to severance practices through the transition period?

A30:	Until the transaction is closed, no changes are expected to the existing severance practices. Following the close, any changes will be communicated as they become available.

Q31:	Will I need to relocate?

A31:	Until the transaction is closed, no changes to location are anticipated. Following the close, any changes will be communicated as they become available.

Q32:	Who will I report to? Will my sales VP/Director/Manager change?

A32:	It is business as usual for our distribution network and for our surgeons.

When the transaction is closed, we will speak with you further about the integration process, including any potential changes to reporting structures.

It is important that this combination does not disrupt our business and our surgeons’ practice.

It is imperative that we maintain our high levels of customer service and handle these situations professionally as we work through any issues.

Q33:	Does Stryker offer training and professional development opportunities?

A33:	Stryker offers robust and comprehensive training and professional development programs. They have been recognized numerous times as one of the World’s Best Places to Work.

Q34:	Are there other possible career opportunities for Wright employees at Stryker?

A34:	Stryker is a medical technology industry leader with approximately 36,000 employees worldwide—which means that there are many great opportunities for career advancement around the globe.

Q35:	How will Wright notify our customers, suppliers and distributors?

A35:	Wright will be sending a letter to customers, distributors and suppliers to notify them about the transaction.

Q36:	What should Wright Customer Service tell callers who ask about the transaction?

A36:

General callers: “Wright Medical and Stryker have agreed to merge, creating the premier X company. A press release has been issued regarding the transaction and is posted on the Wright website. How may I direct your call?”

If a customer or vendor makes an inquiry, handle or refer call as usual.

If you are contacted by anyone from the media or from the investment community, please direct all inquiries to Julie Dewey, at julie.dewey@wright.com or +1.901.290.5817.

Q37:	What should I do if someone from the news media or investment community contacts me?

A37:	Please do not make any comment and direct these inquiries to Julie Dewey, at julie.dewey@wright.com or 901-290-5817.

Q38:	What should I do if I have questions?

A38:

Please contact your direct manager and/or your HR contact. Alternatively, Wright employees can email general questions relating to this transaction to Julie Dewey at julie.dewey@wright.com or HR-related questions to Drew Morton at drew.morton@wright.com. Best efforts will be made to answer questions in a timely and informative manner.

U.S. and International Sales

Q39:	Will my territory or quota change?

A39:	Until the transaction closes, it is business as usual for our sales and distribution network. It is imperative that we maintain our high levels of customer service.

When the transaction is closed, we will speak with you further about the integration process, including any potential changes to territories or quotas.

It is important that this combination does not disrupt our business and our surgeons’ practice.

Q40:	What should we expect about the sales force organization structure?

A40:

Until the proposed transaction closes, it is business as usual. The most important thing is having the right people in the right positions to grow our business and provide high-quality service to our customers. We will continue to invest in sales training and expand our offerings to allow for personal and professional development of all our dedicated sales professionals. Prior to the close of the transaction, an integration team will be working to identify how to best leverage each company’s strengths and bring our companies together.

Q41:	How will this transaction affect Wright’s relationship with its customers?

A41:

This transaction should help Wright to better meet the needs of its customers and help customers to have even more choices in the treatment of their patients. Stryker’s strategy is to offer broad and technologically advanced product lines to treat extremities.

Wright is, and must remain, an independent operating company through completion of the transaction.

Customer/Distributor FAQs

Q42:	What changes are taking place at Wright and how will I (customers/ distributors) be affected by this transaction?

A42:

We want to reassure you that both Wright and Stryker are committed to providing a seamless integration, and that our primary focus is to ensure that you continue to receive the same level of high-quality service from committed team members.

We expect your experience to be enhanced once we have completed the integration process, as the combined businesses will be even better positioned to help you meet your needs through more focused attention and investment.

Q43:	Do I still deal with Wright or with Stryker?

A43:

It is business as usual for our distribution network and for our surgeons. It is important that this transaction does not disrupt our business and our surgeons’ practice. Until the transaction closes, there are no changes to how we do business.

As we integrate our sales organizations, it is imperative that we maintain our high levels of customer service and handle these situations professionally as we work through any issues.

Q44:	Will the sales territories or regions change at Wright?

A44:

In the short term after we complete the closing of the transaction, we do not expect any changes. As we integrate our sales organizations, it is imperative that we maintain our high levels of customer service and handle these situations professionally as we work through any issues.

Q45:	Who will be my account manager/ customer service representative?

A45:	Your current account managers and customer service reps are not expected to be changing through the transition period.

Q46:	How will I place my orders?

A46:	The way you place orders will not change. Both Wright and Stryker will work with your organization to determine any potential changes after Day One.

Q47:	How will I submit a rebate or a charge-back?

A47:	Please continue to submit charge-backs and rebates the way you do today through the end of the transition period. We will communicate any potential post-Day One changes.

Q48:	How will I be invoiced?

A48:	You will receive invoices as you do today. Both Wright and Stryker will work with your organization to determine how invoices will be presented after Day One.

Q49:	How will I return product?

A49:	Return product as you do today. Any potential changes will be communicated prior to enforcing the aligned policies.

Q50:	Will my price/contract change?

A50:

No, prices are not expected to change solely as a result of the integration. Prices will continue to be driven by the market. In addition, through the transition period, no changes are expected to the current terms and conditions specified in your existing contract with Wright.

Q51:	Will the product look different?

A51:

For the time being, product labels will remain the same. In time, labels may change to reflect the integration through a phased approach with some products changing before others spread out over time. Any changes planned for post-Day One will be communicated prior to any them taking place.

Q52:	Will products continued to be manufactured in the U.S.?

A52:

Yes. All products will be manufactured in the same manner that they have been in the past. We are not changing our production facilities during this transition period. Any potential changes planned for Day One will be communicated as soon as possible.

Q53:	Will shipping/ product delivery times be changing?

A53:	Products will be shipped in the same manner that they have in the past. We are not changing our shipping process during this transition period.

Q54:	How long will the transition period last?

A54:

Wright and Stryker are committed to minimizing disruption to customers during the integration process. While the exact date for the completion of the transition process is not known, we expect the deal to close at the end of 2020. We will share information as we are able throughout this process.

Q55:	Do you anticipate any challenges during the transition period?

A55:

Wright and Stryker are working together to ensure that the integration is not disruptive to customers. If you have any concerns, please contact your existing Account Manager or Customer Service contact at Wright.

Q56:	Will distributors be getting both Stryker and Wright lines?

A56:	As we go through the integration planning, we will update you. It is important that this transaction does not disrupt our business and our surgeons’ practice.

When the transaction is closed, we will speak with you further about the integration process, including the lines you will carry.

It is imperative that we maintain our high levels of customer service and handle these situations professionally as we work through any issues.

. Vendors/Suppliers FAQs

Q57:	What changes are taking place at Wright and how will I (vendors/suppliers) be affected by this transaction?

A57:	Both Wright and Stryker are publicly traded medical device companies focused on providing solutions for the Orthopaedic market.

Business continuity is a top priority for leadership and our integration planning teams. WE don’t anticipate that our vendors and suppliers will be substantially affected as we integrate into Stryker. This announcement does not affect the amount or quality of product that we manufacture, and our suppliers will continue to play an important role in our business as we execute on our mission of bringing high-quality products to our customers while delivering exceptional customer service.

Q58:	Will my contract change? Can we set up a meeting to renegotiate existing contracts?

A58:

No changes are expected to the current terms and conditions specified on your existing contact with Wright during the transition period prior to the close. Through the transition period, contract renegotiation will likely not be required as the business will operate per usual. After the deal closes, both companies will work with you through your existing sales contact to review existing contracts and establish new or cloned contracts as necessary.

Q59:	Will there be any change to my current contact person at Wright?

A59:	Your current contacts at Wright are not expected to change during the transition period. You will be able to communicate and work with them in the same way as in the past.

Q60:	Will there be any changes to payment processes?

A60:	There will be no changes to payment of invoices during the transition period. Any potential post-Day One changes will be communicated as this information becomes available.

Q61:	How do I go about establishing a new relationship with Stryker moving forward?

A61:

After the deal is closed on Day One, you will have the opportunity to establish future strategic relationships with the combined company. In the meantime, please continue to work through your existing sales contacts.

Q62:	Can I get a comprehensive list of facilities, locations, and contacts?

A62:	We are unable to share a comprehensive list of our facilities, locations or contacts.

Please continue to work with us through your existing contact at Wright.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication includes forward-looking statements that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the Company and members of its senior management team and can typically be identified by words such as “believe,” “expect,” “estimate,” “predict,” “target,” “potential,” “likely,” “continue,” “ongoing,” “could,” “should,” “intend,” “may,” “might,” “plan,” “seek,” “anticipate,” “project” and similar expressions, as well as variations or negatives of these words. Forward-looking statements include, without limitation, statements regarding the proposed transaction, prospective performance, future plans, events, expectations, performance, objectives and opportunities and the outlook for the Company’s business; the commercial success of the Company’s products, including the ability to achieve wide market acceptance of the Company’s products due to clinical, regulatory, cost reimbursement and other issues; filings and approvals relating to the proposed transaction; the expected timing of the completion of the proposed transaction; the ability to complete the proposed transaction considering the various closing conditions; and the accuracy of any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the tender offer and other proposed transactions; uncertainties as to how many of the Company’s shareholders will tender their shares in the offer or approve the resolutions to be solicited at the extraordinary general meeting (the “EGM”); the possibility that various closing conditions for the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the purchase agreement; the effects of the proposed transaction (or the announcement thereof) on relationships with associates, customers, other business partners or governmental entities; transaction costs; the risk that the proposed transaction will divert management’s attention from the Company’s ongoing business operations; changes in the Company’s businesses during the period between now and the closing; risks associated with litigation; and other risks and uncertainties detailed from time to time in documents filed with the Securities and Exchange Commission (the “SEC”) by the Company, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the Schedule 14D-9, proxy statement and other documents to be filed by the Company. All forward-looking statements are based on information currently available to the Company, and the Company assumes no obligation to update any forward-looking statements.

IMPORTANT INFORMATION FOR INVESTORS AND SECURITY HOLDERS

The tender offer for Wright’s outstanding ordinary shares referenced herein has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell ordinary shares of Wright or any other securities. This communication may be deemed to be solicitation material in respect of the EGM Proposals (defined below). At the time the tender offer is commenced, Stryker will file with the SEC a Tender Offer Statement on Schedule TO, and Wright will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. Wright also intends to file with the SEC a proxy statement in connection with the EGM, at which the Wright shareholders will vote on certain proposed resolutions (the “EGM Proposals”) in connection with the transactions referenced herein, and will mail the definitive proxy statement and a proxy card to each shareholder entitled to vote at the EGM. SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND THE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO ANY OF THE FOREGOING) WHEN SUCH DOCUMENTS BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION THAT PERSONS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR ORDINARY SHARES OR MAKING ANY VOTING DECISION. Shareholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Stryker will be available free of charge on Stryker’s website, www.stryker.com, or by contacting Stryker’s investor relations department at katherine.owen@stryker.com. Copies of the documents filed with the SEC by Wright will be available free of charge on Wright’s website, www.wright.com, or by contacting Wright’s investor relations department at julie.dewey@wright.com. In addition, Wright shareholders may obtain free copies of the tender offer materials by contacting the information agent for the tender offer that will be named in the Tender Offer Statement on Schedule TO.

PARTICIPANTS IN THE SOLICITATION

Wright, its directors and executive officers and other members of its management and employees, as well as Stryker and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from Wright’s shareholders in connection with the EGM Proposals. Information about Wright’s directors and executive officers and their ownership of Wright’s ordinary shares is set forth in the proxy statement for Wright’s 2019 annual general meeting of shareholders, which was filed with the SEC on May 17, 2019. Information about Stryker’s directors and executive officers is set forth in the proxy statement for Stryker’s 2019 annual meeting of shareholders, which was filed with the SEC on March 20, 2019. Shareholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the EGM Proposals, including the interests of Wright’s directors and executive officers in the transaction, which may be different than those of Wright’s shareholders generally, by reading the proxy statement and other relevant documents regarding the transaction which will be filed with the SEC.